Exhibit 3.1 - Bylaw Amendment

Unless otherwise required by law, the Restated Certificate of Incorporation of the Corporation, these Bylaws or the rules of any securities exchange on which the Corporation's shares are listed and traded, any matter brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation's capital stock represented at the meeting and entitled to vote on such matter, voting as a single class.

Except as provided in Section 2.2 of these Bylaws, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the Corporation determines that the number of nominees exceeds the number of directors to be elected as of the record date of such meeting.